

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 8, 2007

via U.S. mail and facsimile

William Cook, Chief Executive Officer
Donaldson Company, Inc.
1400 West 94th Street
Minneapolis, Minnesota 55431

> **RE: Donaldson Company, Inc**
> **Form 10- K for the Fiscal Year Ended July 31, 2006**
> **Filed October 3, 2006**
> **File No. 1-7891**

Dear Mr. Cook:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 31, 2006

Segments

1. You disclose that you have two reportable segments, Engine Products and
    Industrial Products. We note the following:

    *   You have wholly owned subsidiaries for specific geographic areas and
        products, which we assume you have discrete financial information for.
    *   We note that you have vice presidents for specific geographic areas and
        products.
    *   In MD&A you disclose particular geographic areas demonstrating stronger
        sales growth than in other regions, which suggests that these areas are not
        economically similar.

    Given the above factors it appears that you could have more than 2 reportable
    segments. Please tell us how you considered the guidance of paragraph 10 of
    SFAS 131 in determining your operating segments. If any of your operating
    segments are aggregated please address how you satisfied the requirements of
    paragraph 17 of SFAS 131.   Please also provide us the internal reports provided
    to your chief operating decision maker (CODM) during the 2005 and 2006 fiscal
    years.

                              *   *   *   *

        As appropriate, respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a letter that keys your responses
to our comments and provides any requested supplemental information. Detailed
response letters greatly facilitate our review. Please file your response letter on EDGAR.
Please understand that we may have additional comments after reviewing responses to
our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot at (205) 551-3738 or, me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief